Exhibit 1

REVOCABLE PROXY

KNOW ALL MEN BY THESE PRESENTS, that I, Robert L. McNeil, Jr., do hereby constitute and appoint Robert W. Cruickshank my true and lawful attorney-in-fact and proxy, to act for me and in my name, place and stead, with full power of substitution, for the purpose of voting Four Million Two Hundred Fifty Thousand (4,250,000) shares of the Common Stock of Arrow International, Inc., a Pennsylvania corporation (hereafter the “Corporation”), owned by me and standing in my name on the books of the Corporation, with respect to any and all matters of any kind or nature whatsoever which may be considered and voted upon by stockholders of the Corporation at any annual or special meeting(s) of the stockholders of the Corporation that may be called at any time, or pursuant to any written waiver or instrument of consent authorized by the laws of the State of Pennsylvania, as fully and with the same force and effect as if I had voted such shares personally, and by this instrument I do ratify and confirm all that my said attorney-in-fact and proxy may do pursuant hereto.

This Revocable Proxy shall be effective immediately and, unless and until revoked by me in writing, shall remain in full force and effect for so long as may be permitted by the applicable laws of the State of Pennsylvania.

IN WITNESS WHEREOF, I have executed this Revocable Proxy this 13th day of June, 2006.

/s/ Robert L. McNeil, Jr.
Robert L. McNeil, Jr.

WITNESS:

/s/ Gail H. Fahrner